

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Ruggero M. Santilli
Chief Executive Officer
Thunder Energies Corporation
1444 Rainville Road
Tarpon Springs, FL 34689

      Re: Thunder Energies Corporation
          Registration Statement on Form S-1
          Filed November 27, 2018
          File No. 333-228556

Dear Dr. Santilli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Electronics and Machinery

cc: Clifford J. Hunt, Esq.